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                            CHICAGO TITLE CORPORATION
                             171 North Clark Street
                             Chicago, Illinois 60601



                                                                  March 17, 2000

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Request for Withdrawal of Registration Statement on Form S-3 Registration No. 333-79745


Ladies and Gentlemen:

         Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, we hereby request the withdrawal of the Registration Statement on Form S-3 (File No. 333-79745) (the "Registration Statement") of Chicago Title Corporation ("Chicago Title"). The Registration Statement, which relates to the registration of Senior Notes due 2009 (the "Notes") of Chicago Title, was submitted to and accepted by the Securities and Exchange Commission on June 1, 1999. Subsequent to the time that the Registration Statement was filed, Chicago Title entered into an agreement and plan of merger with Fidelity National Financial, Inc. and as a result decided not to proceed with the sale of the Notes. Therefore, we request that the Registration Statement be immediately withdrawn.

                                   Sincerely,

                                   CHICAGO TITLE CORPORATION


                                   By:  /s/ Paul T. Sands, Jr.
                                        ----------------------
                                        Name:   Paul T. Sands, Jr., Esq.
                                        Title:  Executive Vice President,
                                                General Counsel and Secretary
                                                and Agent for Service named in
                                                the Registration Statement